                                                                                                                                                                         Lynda Sullivan, FCA, FCPA, CPA (Illinois)
                                                  Executive Vice President &
                                                  Group Chief Accounting Officer

September 15, 2014

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Manulife Financial Corporation
Form 40-F for the Fiscal Year Ended December 31, 2013
  Filed February 26, 2014 and amended on March 21, 2014
  File No. 1-14942

Dear Mr. Rosenberg:

This letter responds to the comments by the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 19, 2014, regarding the above referenced filing on Form 40-F of Manulife Financial Corporation (the “Company”).

For convenience and ease of reference, the comments from your letter are reproduced below in bold immediately followed by the Company’s response in plain text.  The comments in the letter all refer to Exhibit 99.1 Consolidated Financial Statements for the fiscal year ended December 31, 2013; Consolidated Statements of Income, page 5 and makes reference to Exhibit 99.2 Management’s Discussion and Analysis for the fiscal year ended December 31, 2013.

In addition, we acknowledge that:
•	the Company is responsible for adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

200 Bloor Street East, NT 10,Toronto, ON M4W 1E5 Tel: (416) 415-3993 Fax: (416) 926-6285 E-mail: lynda_sullivan@manulife.com	www.manulife.com
Manulife Financial and the block design are registered service marks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

Comment 1:

Please explain to us how you measure and recognize and why you present each line item listed under contract benefits and expenses in your statements of income.

Response:

Listed below is each of the line items under contract benefits and expenses in our statements of income and an explanation (a) as to how we measure and recognize the line item, and (b) why we present each line item:

Gross claims and benefits (four separate line items): (i) Death, disability and other claims; (ii) Maturity and surrender benefits; (iii) Annuity payments; and (iv) Policyholder dividends and experience rating refunds

a)	Gross claims and benefits are measured on an accrual basis and represent claims and benefits incurred in the period.

b)
We present each of the four items as separate line items because each represents a different type of claim or benefit.  Alternatively, consistent with IFRS 4.IG24, we could have combined the four line items and included a table in the notes.

Net transfers from segregated funds

a)
Segregated fund products provide the opportunity for policyholders to invest in a variety of funds offered by the Company. Some of these products provide the ability for policyholders to transfer between general fund and segregated fund investment options over the life-time of the policy. We report in this line item the expense/(income) for the amount transferred during the relevant period. The amount is mostly offset by a corresponding decrease/(increase) in the change in insurance or investment contract  liabilities line on the income statement.

b)	Consistent with reporting premiums, claims and benefits, this line item represents an insurance contract transaction.

Change in insurance contract liabilities

a)
Our accounting policy for policy liabilities is in accordance with the Canadian Asset Liability Method (“CALM”) standards established by the Canadian Institute of Actuaries and permitted under IFRS 4 “Insurance Contracts” (“IFRS 4”).  The change in insurance contract liabilities is related to changes in the balance sheet amounts that are not due to (i) acquisitions and divestitures, (ii) reinsurance transactions and (iii) other balance sheet reclassifications.  The relationship between the change in the balance sheet liability and the change reported in statements of income is further explained in our response to comment 2 below.

b)	The presentation of this line item is in accordance with IFRS 4.IG24.

Change in investment contract liabilities

a)
Certain investment contracts are measured at fair value (investment savings and pension products sold primarily in Hong Kong, Japan, China, Taiwan and U.S. Fixed Products).  We also measure U.S. funding agreements and several annuity certain products in Canada and the U.S. at amortized cost.  The change in investment contract liabilities is primarily related to interest expense.

b)
Investment contracts were accounted for as insurance contract liabilities prior to the adoption of IFRS.  Following adoption, we chose to provide disclosure similar to insurance contracts to help readers better understand our financial statements.

Ceded benefits and expenses

a)	Represents the reinsured portion of the gross claims and benefits line items noted above, as well as any expenses covered by the reinsurer.

b)
We present this item as a separate line item in accordance with IFRS 4.14(d)(ii); which does not allow income or expenses from reinsurance contracts to be offset against the expense or income from the related insurance contracts.

Change in reinsurance assets

a)
The Canadian Asset Liability Method (“CALM”) determines a gross liability excluding reinsurance and a net liability including reinsurance.  The reinsurance asset is determined by taking the difference between the gross and the net amounts.  Similarly, the change in the reinsurance asset reported on the statements of income is the difference between the change in the gross insurance contract liability and the net insurance contract liability.

b)	We present this item as a separate line item in accordance with IFRS 4.14(d)(ii).

Comment 2:

Reconcile for us the change in insurance contract liabilities for 2013 and 2012 shown herein to the $5.153 billion decrease in 2013 and the $8.029 billion increase in 2012 shown in the tables on page 42 in Note 8(h).

Response:

The tables below provide a reconciliation of the change in insurance contract liabilities for 2013 and 2012 as reported on the consolidated statements of income to the change in the balance sheet amounts outlined in note 8(h). The first tables below are reproduced from note 8(h) and outline the portion of the table referred to in your comments.  The table on page 4 provides the reconciliation of the change in gross insurance contract liabilities on the consolidated statements of income to the changes noted on the balance sheet.

	For the year ended December 31, 2013	Net actuarial liabilities	Other insurance contract liabilities (1)	Net insurance contract liabilities	Reinsurance assets	Gross insurance contract liabilities
1	Balance, January 1	$171,364	$8,350	$179,714	$18,681	$198,395
2	New policies	1,181	-	1,181	286	1,467
3	Normal in-force movement	(10,965)	(49)	(11,014)	(2,986)	(14,000)
4	Impact of sale of Taiwan insurance business	(1,527)	(8)	(1,535)	(75)	(1,610)
5	Changes in methods and assumptions	1,036	(85)	951	470	1,421
6	Impact of changes in foreign exchange rates	6,209	293	6,502	1,067	7,569
7	Balance, December 31	$167,298	$8,501	$175,799	$17,443	$193,242

	For the year ended December 31, 2012
1	Balance, January 1	$170,849	$8,789	$179,638	$10,728	$190,366
2	Adjustment due to reclassification of policy liabilities to segregated fund liability	(1,193)	-	(1,193)	-	(1,193)
3	New policies	2,550	-	2,550	322	2,872
4	Normal in-force movement	97	(230)	(133)	7,509	7,376
5	Changes in methods and assumptions	2,653	33	2,686	365	3,051
6	Impact of changes in foreign exchange rates	(3,592)	(242)	(3,834)	(243)	(4,077)
7	Balance, December 31	$171,364	$8,350	$179,714	$18,681	$198,395

(1)	Other insurance contract liabilities are comprised of benefits payable and provision for unreported claims and policyholder amounts on deposit.

The gross insurance contract liabilities column above reconciles the total annual change in the following three balance sheet accounts outlined in note 8(a):  (i) gross actuarial liabilities, (ii) gross benefits payable and provision for unreported claims, and (iii) gross policyholder amounts on deposit.  Rows 2 through 6 above net to the $5.153 billion decrease in 2013 and the $8.029 billion increase in 2012 noted in your comment 2.

The change in insurance contract liabilities on the consolidated statements of income is a subset of the first of the three categories (gross actuarial liabilities) and excludes items impacting the balance sheet only (acquisitions, divestitures, and changes in currency rates) and is also adjusted for the other items identified below.

Using 2013 as an example, the $10,130 million decrease reported as the change in insurance contract liabilities on the consolidated statement of income primarily consists of changes due to new policies (row 2 in the above table), normal in-force movements (row 3 in the above table) and changes in methods and assumptions(row 5 in the above table).  These three items in the gross insurance contract liabilities column in the above table net to a decrease of $11,112 million, of which $10,211 million is included in the income statement decrease in insurance contract liabilities, $489 million is included in gross claims and benefits and $412 million relates to Life Retrocession contract liabilities sold through a reinsurance agreement in 2011. Also reported in the changes in actuarial liabilities on the consolidated statements of income is the change in embedded derivatives associated with insurance contracts.

The following table reconciles changes noted in the balance sheet to the change in insurance contract liabilities on the 2013 and 2012 consolidated statements of income:

C$ million	2013	2012
New policies (row 2 in table above)	1,467	2,872
Normal in-force movement (row 3 in table above)	(14,000)	7,376
Changes in methods and assumptions (row 5 in table above)	1,421	3,051
	(11,112)	13,299
Remove changes that are not included in the consolidated statements of income change in insurance contract liabilities
Changes in gross benefits payable and provision for unreported claims, and gross policyholder amounts on deposit. These changes would flow through gross claims and benefits lines of the income statement (see response to comment 1 above)	489	148
Changes in liabilities related to Life Retrocession business sold in 2011 through a reinsurance agreement. While the business was sold, the liabilities were not fully extinguished for accounting purposes and all updates to our gross insurance contract liabilities are offset by an update to the reinsurance assets. The balance sheet adjustments are reported in note 8(h) normal in-force movements.	$412	$(95)
Changes related to the presentation of the reclassification of certain insurance contract liabilities to segregated fund liabilities.  In note 2 we reclassified $923 million as at January 1, 2012 and $1,193 million as at December 31, 2012.  The 2012 note 8(h) presentation of the change used the December 31, 2012 balance and did not restate each of the other lines in the table for the  change. Of the $270 million change during the year, $377 million is included in the three lines of note 8(h) included in the sub-total above and $107 million is included in the impact of foreign currency exchange rates in note 8(h).
	-	(377)
Sub-total	(10,211)	12,975
Add items not included in sub-total above but included in change in insurance contract liabilities on the consolidated statements of income
Other items, primarily change in embedded derivatives associated with insurance contracts	81	65
Change in insurance contract liability per income statement	$(10,130)	$13,040

For greater clarity we propose enhancing future disclosure by including a footnote to the table in note 8(h) explaining how the changes reconcile to the consolidated statements of income.  An example of this new disclosure is provided in italics below based on 2013 and is for illustrative purposes only.

The $10,130 million decrease reported as the change in insurance contract liabilities on the consolidated statement of income primarily consists of changes due to new policies, normal in-force movement and changes in methods and assumptions.  These three items in the gross insurance contract liabilities column net to a decrease of $11,112 million, of which $10,211 million is included in the income statement decrease in insurance contract liabilities, $489 million is included in gross claims and benefits and $412 million is related to Life Retrocession insurance contract liabilities sold through a reinsurance agreement in 2011 and is offset in the change in reinsurance assets. The income statement change in insurance contract liabilities also includes the change in embedded derivatives associated with insurance contracts.

Comment 3:

Tell us the underlying causes to help us understand:
a)	Why the change in insurance contract liabilities was a benefit of $10.130 billion in 2013 compared to an expense of $13.040 billion in 2012; and
b)	Why the change in reinsurance assets was an expense of $1.526 billion in 2013 compared to an income of $8.065 billion in 2012.

Response to part a):

As noted in our response to comment 2, the change in insurance contract liabilities in the consolidated statements of income is primarily due to new policies, normal in-force movement and changes in methods and assumptions.    The key driver of the swing in the change in insurance contract liabilities relates to the impact of fair value accounting which is reported as normal in-force movement.

As outlined below in extracts from pages 8 and 24 of our 2013 Management’s Discussion and Analysis (MD&A), fair value accounting impacts both our assets and our liabilities:

Impact of Fair Value Accounting (page 8)

Fair value accounting policies affect the measurement of both our assets and our liabilities. The difference between the reported amounts of our assets and liabilities determined as of the balance sheet date in accordance with the applicable mark-to-market accounting principles is reported as investment-related experience, the direct impact of equity markets and interest rates and variable annuity guarantees that are dynamically hedged, each of which impacts net income (see “Analysis of Net Income” above).

We reported $17.6 billion of net realized and unrealized losses reported in investment income in 2013.  These amounts were driven by the mark-to-market impact of the increase in interest rates on our bond and fixed income derivative holdings and the increase in equity markets on our equity futures in our macro and dynamic hedging program, as well other items.

As outlined under “Critical Accounting and Actuarial Policies” below, net insurance contract liabilities under IFRS are determined using the Canadian Asset Liability Method (“CALM”), as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using the current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting the policies will result in an investment-related experience gain (loss).

Net investment income (page 24)

Realized and unrealized gains and losses of $17.6 billion were primarily due to the impact of changes in interest rates and equity markets on assets carried at fair value. In 2013, the general increase in interest rates resulted in losses of $7.8 billion on debt securities while the general increase in equity markets resulted in gains of $1.4 billion on public equities supporting insurance and investment contract liabilities. There was a net charge of $12.0 billion on derivatives, including the macro equity hedging program, primarily related to the impact of higher interest rates on the fair value of interest rate swaps and the impact of higher equity markets on shorted equity futures. Other net realized gains were $0.8 billion. As the measurement of insurance and investment contract liabilities includes estimates regarding future expected investment income on assets supporting the insurance and investment contract liabilities, only the difference between the mark-to-market accounting on the measurement of both assets and liabilities impacts net income.  Refer to “Financial Performance” section above.

Response to part b):

The swing in the change in reinsurance assets from income of $8.065 billion in 2012 to an expense of $1.526 billion in 2013 is due to fair value accounting as well as the fixed deferred annuity coinsurance transactions referred to in note 8(c) to the financial statements.

In 2012, the Company entered into a coinsurance agreement to reinsure close to 90 per cent of its book value U.S. fixed deferred annuity business.   The transactions were structured such that the Company ceded the actuarial liabilities and transferred related invested assets which included US$7.178 billion in cash and other invested assets backing the actuarial liabilities as premiums paid to the reinsurers in exchange for assuming these liabilities.  The Company reported a net loss of US$9 million on the transactions, as ceded premiums of $7.2 billion were mostly offset by the increase in the reinsurance asset.

Comment 4:

Tell us where you have provided explanation of the year to year fluctuations in the preceding bullet in your MD&A, or why you believe disclosure is not necessary.

Response:

We explain the change in net insurance contract liabilities on page 63 of our 2013 MD&A.

Change in Insurance Contract Liabilities (page 63)

The change in insurance contract liabilities can be attributed to several sources: new business, acquisitions, in-force movement and currency impact. Changes in insurance contract liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits and other policy related cash flows. The changes in insurance contract liabilities by business segment are shown below:

2013 Insurance Contract Liability Movement Analysis

(C$ millions)	Asia Division	Canadian Division	U.S. Division	Corporate and Other	Total
Balance, January 1, 2013	$27,971	$50,609	$101,300	$(166)	$179,714
New business	$150	$(73)	$1,104	$-	$1,181
In-force movement	1,167	(1,788)	(10,329)	(64)	(11,014)
Impact of sale of Taiwan Business	(1,535)	-	-	-	(1,535)
Changes in methods and assumptions	(36)	352	488	147	951
Currency impact	(270)	3	6,779	(10)	6,502
Total net changes	$(524)	$(1,506)	$(1,958)	$73	$(3,915)
Balance, December 31, 2013	$27,447	$49,103	$99,342	$(93)	$175,799

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities. New business policy liability impact is negative when estimated future premiums, together with future investment income, are expected to be more than sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (excluding income taxes) and expenses on new policies issued.

The net in-force movement over the year was a decrease of $11,014 million. A material part of the in-force movement decrease was due to a decrease in policyholder liabilities for segregated fund products due to the increase in equity markets, and the increase in interest rates and the resulting impact on the fair value of assets which back those policy liabilities.

The increase of $951 million from changes in methods and assumptions resulted in a decrease in pre-tax earnings.

Of the $9,833 million net decrease in insurance contract liabilities related to new business and in-force movement, $9,784 million was a decrease in actuarial liabilities. The remaining was a decrease of $49 million in other insurance contract liabilities.

The increase in policy liabilities from currency reflects the depreciation of the Canadian dollar relative to the U.S. dollar, partially offset by the appreciation of the Canadian dollar relative to the Japanese yen. To the extent assets are currency matched to liabilities, the decrease in insurance contract liabilities due to currency is offset by a corresponding decrease from currency in the value of assets supporting those liabilities.

Consistent with our response to comment 2, going forward we propose to include a footnote to the table that reconciles the changes to the amount reported on the consolidated statements of income.

If you require anything further in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

/s/ Lynda Sullivan

Lynda Sullivan, Executive Vice President & Group Chief Accounting Officer

cc:           Stephen Roder, Senior Executive Vice President and Chief Financial Officer
Antonella Deo, Vice President and Corporate Secretary